FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 12, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the General shareholders` meeting of WBD Foods OJSC on April 24, 2003.

For the purposes of fulfilling the requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of major transactions, that the major transaction consisting of the following related transactions be approved:

1. Credit Agreement between the Company and UBS Luxembourg SA bank (or any other bank appointed by UBS Luxembourg SA on the basis of consultations with the Company) (“Creditor Bank”), pursuant to which (a) the Creditor Bank agrees to provide the Company with a credit in an amount equal to income received from a placement of bonds (“Bonds”) carried out by the Creditor Bank on the basis of the Subscription Agreement specified in section 2 below, and the Company agrees to periodically pay interest on the credit, and pay the principal amount of the credit by the established date, or at an earlier date if required under the terms of the Credit Agreement, with the understanding that the aforesaid payments under the Credit Agreement must be made in accordance with the provisions governing payment of principal amount and interest included in the terms of the Bonds; (b) the Company agrees to make certain other payments contemplated by the Credit Agreement; and (c) the Company will provide certain assurances and guarantees and assume obligations respecting the payment of compensation in relation to, and obligations in security of, the transactions contemplated by the Credit Agreement. The amount of the credit to be provided to the Company by the Creditor Bank under the Credit Agreement will be from 100,000,000 (one hundred million) U.S. dollars to 250,000,000 (two hundred fifty million) U.S. dollars, depending on market conditions at the time of placement of the Bonds. The interest rate will be set by duly authorized representatives of the Company, in the person of the Chairman of the Management Board and/or the Chief Financial Officer of the Company on the basis of consultations with UBS AG bank or its affiliates, based on market conditions on international capital markets for Russian borrowers with similar credit ratings at the time of placement of the Bonds. The Credit will be provided under the Credit Agreement for a term not exceeding 5 (five) years.

2. Subscription Agreement between the Company and the Creditor Bank, UBS AG bank or other party appointed thereby, and the joint managers (or affiliated companies of such joint managers) (UBS AG and the joint managers are hereinafter called the “Underwriter Banks”), pursuant to which (a) the Creditor Bank, acting as Issuer, agrees to issue and sell Bonds with a face value equal to the amount of the credit under the Credit Agreement, and the Underwriter Banks, acting as Initial Buyers, agree to carry out a subscription to the Bonds and make payment therefor (or cause such subscription and payment to be done) in compliance with certain conditions precedent contained in the Subscription Agreement, and (b) the Company will provide certain assurances and guarantees and assume obligations respecting the payment of compensation in relation to and obligations in security of the transactions contemplated by the Subscription Agreement.

3. Compensation Agreement between the Company and the Trustee, pursuant to which the Company (a) agrees to compensate the Trustee (to be appointed by UBS AG bank or any other bank in the UBS Warburg group) for certain costs and expenses incurred now or subsequently by the Trustee in connection with the transaction contemplated by the Compensation Agreement; and (b) assumes certain other obligations in favor of the Trustee as provided by the Compensation Agreement.

4. Compensation Agreement between the Company and the Payment Agent, pursuant to which the Company (a) agrees to compensate the Payment Agent (to be appointed by UBS AG or any other bank in the UBS Warburg group) for certain costs and expenses incurred now or subsequently by the Payment Agent in connection with the transaction contemplated by the Compensation Agreement; and (b) assumes certain other obligations in favor of the Payment Agent as provided by the Compensation Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: May 12, 2003